Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

As Representatives of the several Underwriters

c/o	Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

November 16, 2010

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Nolan McWilliams

Re:	Harrah’s Entertainment, Inc. – Registration Statement on Form S-1

(File No. 333-168789)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Harrah’s Entertainment, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. Eastern time, on Thursday, November 18, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the preliminary prospectus dated November 5, 2010 (the “Preliminary Prospectus”) commenced November 5, 2010 and continued through November 18, 2010. 12,986 copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC For themselves and on behalf of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

/S/ JAMES MCCUMMINGS
Name: James McCummings Title: Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

/S/ MICHAEL KAMRAS
Name: Michael Kamras Title: Director